UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Brookfield Office Properties Inc.

(Name of the Issuer)

Brookfield Office Properties Inc.

(Name of Person(s) Filing Statement)

Common Shares

(Title of Class of Securities)

112900105

(CUSIP Number of Class of Securities)

Bryan K. Davis Chief Financial Officer Brookfield Office Properties Inc. Brookfield Place, 181 Bay Street Suite 330, P.O. Box 770 Toronto, Ontario M5J 2T3 Telephone: 416.369.2300	Copy to: Jeffrey Nadler, Esq. Gerald Shepherd, Esq. Davies Ward Phillips & Vineberg LLP 900 Third Avenue, 24th Floor New York, New York 10022 Telephone: 212-588-5500

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐

The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$5,389,022,174.90	$694,107

*Estimated solely for purposes of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (a) $19.39, the average of the high and low price of common shares of Brookfield Office Properties Inc. as reported on the New York Stock Exchange on December 17, 2013 and (b) 277,927,910, the number of outstanding common shares of Brookfield Office Properties Inc. not owned by Brookfield Property Partners L.P., on a fully-diluted basis that may be acquired in the offer and in any compulsory acquisition or subsequent acquisition transaction.

**The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $128.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended and Fee Rate Advisory # 1 for Fiscal Year 2014, issued August 30, 2013.

Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☒

Amount Previously Paid:  $453,829

Form or Registration No.: Registration Statement on Form F-4

Filing Party: Brookfield Property Partners L.P.

Date Filed: December 23, 2013

Amount Previously Paid: $240,278

Form or Registration No.: Schedule 13E-3

Filing Parties:  Brookfield Property Partners L.P., Brookfield Property Split Corp., Brookfield Office Properties Exchange LP and Brookfield Asset Management Inc.

Date Filed: December 23, 2013

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THIS TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS AMENDMENT NO. 3 TO SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Rule 13e-3 Amendment No. 3 to the Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Amendment No. 3”), amends and supplements the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) by Brookfield Office Properties Inc., a corporation existing under the federal laws of Canada (“BPO” or the “Company”), as amended (the “Schedule 13E-3”).  Capitalized terms used herein but not defined in this Amendment No. 3 shall have the meanings given to them in the management proxy circular of the Company attached as Exhibit (a)(4) to this Amendment No. 3 (including all schedules and annex thereto, the “Management Circular”).

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Management Circular is hereby expressly incorporated herein by reference in response to items 1 through 15 of Schedule 13E-3 and is supplemented by the information specifically provided for herein.

Item 1. Summary Term Sheet (Regulation M-A, Item 1001)

Item 1 of Schedule 13E-3 is hereby amended and supplemented by the following:

The information set forth in the Management Circular under the caption “Summary” is incorporated herein by reference.

Item 2. Subject Company Information (Regulation M-A, Item 1002)

(a) Name and Address. Item 2(a) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the caption “Information Concerning BPO — Overview” is incorporated herein by reference.

(b) Securities. Item 2(b) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the caption “Information Concerning BPO — Authorized and Outstanding Share Capital” is incorporated herein by reference.

(c) Trading and Market Price. Item 2(c) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the caption “Information Concerning BPO — Price Range and Trading Volume” is incorporated herein by reference.

(d) Dividends. Item 2(d) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the caption “Information Concerning BPO — Dividends and Dividend Policy” is incorporated herein by reference.

(e) Prior Public Offerings. The Company has not made an underwritten public offering of Common Shares for cash during the past three years that was registered under the 1933 Act or exempt from registration under Regulation A.

(f) Prior Stock Purchases. Item 2(f) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the caption “Information Concerning BPO — Previous Purchases and Sales” is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons (Regulation M-A, Item 1003)

(a) Name and Address. Item 3(a) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the caption “Appendix N — Important Information Regarding BPO and the BPY Filing Persons” is incorporated herein by reference.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. Item 3(c) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the caption “Appendix N — Important Information Regarding BPO and the BPY Filing Persons” is incorporated herein by reference.

Item 4. Terms of the Transaction (Regulation M-A, Item 1004)

(a) Material Terms. Item 4(a) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Summary”

“Description of the Arrangement”

“Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

“Special Factors — Purpose and Structure of the Arrangement; Reasons for the Transaction”

“Special Factors — Plans for BPO After the Transaction; Certain Effects of the Transaction”

“Certain Canadian Federal Income Tax Considerations”

“Certain United States Federal Income Tax Considerations”

“Comparison of Rights”

(c) Different Terms. Item 4(c) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Summary”

“Special Factors”

“Description of Exchange LP Units”

“Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

(d) Appraisal Rights. Item 4(d) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Special Factors — Dissenters’ Rights; Rule 13E-3”

“Rights of Dissenting BPO Common Shareholders”

Appendix G — Section 190 of the CBCA

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A, Item 1005)

(a) Transactions. Item 5(a) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Special Factors — Background to the Arrangement”

“Special Factors — Interests of Certain Persons in the Transaction”

“Information Concerning BPO — Previous Purchases and Sales”

“Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

(b) Significant Corporate Events. Item 5(b) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Special Factors — Background to the Arrangement”

“Special Factors — Interests of Certain Persons in the Transaction”

“Information Concerning BPO — Previous Purchases and Sales”

“Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

(c) Negotiations or Contacts. Item 5(c) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Special Factors — Background to the Arrangement”

“Special Factors — Interests of Certain Persons in the Transaction”

“Information Concerning BPO — Previous Purchases and Sales”

“Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

(e) Agreements Involving the Subject Company’s Securities. Item 5(e) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Special Factors — Background to the Arrangement”

“Special Factors — Plans for BPO after the Transaction; Certain Effects of the Transaction”

“Special Factors — Interests of Certain Persons in the Transaction”

“Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

Item 6. Purposes of the Transaction and Plans or Proposals (Regulation M-A, Item 1006)

(b) Use of Securities Acquired. Item 6(b) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Special Factors — Purpose and Structure of the Arrangement; Reasons for the Transaction”

“Special Factors — Plans for BPO After the Transaction; Certain Effects of the Transaction”

(c)(1)-(8) Plans. Items 6(c)(1)-(8) of Schedule 13E-3 are hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Special Factors — Purpose and Structure of the Arrangement; Reasons for the Transaction”

“Special Factors — Plans for BPO After the Transaction; Certain Effects of the Transaction”

Item 7. Purposes, Alternatives, Reasons and Effects (Regulation M-A, Item 1013)

(a) Purposes. Item 7(a) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the caption “Special Factors — Purpose and Structure of the Arrangement; Reasons for the Transaction” is incorporated herein by reference.

(b) Alternatives. Item 7(b) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the caption “Special Factors — Purpose and Structure of the Arrangement; Reasons for the Transaction” is incorporated herein by reference.

(c) Reasons. Item 7(c) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Special Factors — Background to the Arrangement”

“Special Factors — Purpose and Structure of the Arrangement; Reasons for the Transaction”

“Special Factors — Position of the BPY Filing Persons Regarding the Fairness of the Arrangement”

(d) Effects. Item 7(d) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Special Factors — Plans for BPO After the Transaction; Certain Effects of the Transaction”

“Special Factors — Certain Unaudited Financial Projections”

“Special Factors — Summary of Valuations and Fairness Opinion”

“Special Factors — Dissenters’ Rights; Rule 13e-3”

“Certain Canadian Federal Income Tax Considerations”

“Certain United States Federal Income Tax Considerations”

Item 8. Fairness of the Transaction (Regulation M-A, Item 1014)

(a)-(b) Fairness; Factors Considered in Determining Fairness. Items 8(a)-(b) of Schedule 13E-3 are hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Special Factors — Position of the BPY Filing Persons Regarding the Fairness of the Arrangement”

“Special Factors — Recommendation of the BPO Board”

“Special Factors — Summary of Valuations and Fairness Opinion”

(c) Approval of Security Holders. Item 8(c) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Special Factors — Position of the BPY Filing Persons Regarding the Fairness of the Arrangement”

“Special Factors — Dissenters’ Rights; Rule 13e-3”

(d) Unaffiliated Representatives. Item 8(d) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Special Factors — Background to the Arrangement”

“Special Factors — Recommendation of the BPO Board”

“Special Factors — Summary of Valuations and Fairness Opinion”

(e) Approval of Directors. Item 8(e) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Special Factors — Recommendation of the BPO Board”

(f) Other Offers. Item 8(f) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Special Factors — Position of the BPY Filing Persons Regarding the Fairness of the Arrangement”

Item 9. Reports, Opinions, Appraisals and Negotiations (Regulation M-A, Item 1015)

(a) Report, Opinion or Appraisal. Item 9(a) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Special Factors — Background to the Arrangement”

“Special Factors — Summary of Valuations and Fairness Opinion”

(b) Preparer and Summary of the Report, Opinion or Appraisal. Item 9(b) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Special Factors — Background to the Arrangement”

“Special Factors — Summary of Valuations and Fairness Opinion”

(c) Availability of Documents. Item 9(c) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Special Factors — Summary of Valuations and Fairness Opinion”

The formal valuation prepared by Morgan Stanley Canada Limited is provided in Appendix L to the Management Circular and is incorporated by reference herein. The fairness opinion prepared by Morgan Stanley Canada Limited is provided in Appendix M to the Management Circular and is incorporated by reference herein. The formal valuation and the fairness opinion will be made available for inspection and copying at the principal executive offices of BPO during its regular business hours by any BPO shareholder or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration (Regulation M-A, Item 1007)

(a)-(b), (d) Source of Funds; Conditions; Borrowed Funds. Items 10(a)-(b), (d) of Schedule 13E-3 are hereby amended and supplemented by the following: The information set forth in the Management Circular under the caption “Source of Offered Consideration and Arrangement Consideration” is incorporated herein by reference.

(c) Expenses. Item 10(c) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the caption “Expenses of the Offer and the Arrangement” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company (Regulation M-A, Item 1008)

(a) Securities Ownership. Item 11(a) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Information Concerning BPO”

“Beneficial Ownership of and Trading in Securities”

“Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

(b) Securities Transactions. Item 11(b) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Information Concerning BPO”

“Beneficial Ownership of and Trading in Securities”

“Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

Item 12. The Solicitation or Recommendation (Regulation M-A, Item 1012)

(d) Intent to Tender or Vote in a Going Private Transaction. Item 12(d) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Special Factors — Recommendation of the BPO Board”

“Agreements Relating to the Offer”

(e) Recommendation of Others. Item 12(e) of Schedule 13E-3 is hereby amended and supplemented by the following:

The Company’s audited financial statements for the fiscal year ended December 31, 2013 are incorporated herein by reference to pages 61-104 of Exhibit 99.2 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2013 filed with the SEC on March 31, 2014.

The information set forth in the Management Circular under the caption “Special Factors — Recommendation of the BPO Board” is incorporated herein by reference.

Item 13. Financial Statements (Regulation M-A, Item 1010)

(a) Financial Information. Item 13(a) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the caption “Summary Selected Historical Consolidated Financial Information of BPO” is incorporated herein by reference.

(b) Pro Forma Information. Not material.

Item 14. Persons/Assets, Retained, Employed, Compensated and Used (Regulation M-A, Item 1009)

(a) Solicitation and Recommendations. Item 14(a) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Expenses of the Offer and the Arrangement”

(b) Employees and Corporate Assets. Item 14(b) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular under the following captions is incorporated herein by reference:

“Special Factors — Background to the Arrangement”

“Special Factors — Recommendation of the BPO Board”

“Special Factors — Summary of Valuations and Fairness Opinion”

“Expenses of the Offer and the Arrangement”

Item 15. Additional Information (Regulation M-A, Item 1011)

(c) Other Material Information. Item 15(c) of Schedule 13E-3 is hereby amended and supplemented by the following: The information set forth in the Management Circular, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits (Regulation M-A, Item 1016)

Item 16 of Schedule 13E-3 is hereby amended and supplemented by adding the following thereto:

(a)(4) BPO Notice of Annual & Special Meeting of Shareholders and Accompanying Management Proxy Circular, dated as of May 5, 2014 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by the Company with the SEC on May 12, 2014);

(a)(5) BPO Letter to Holders of Class AAA Preference Shares, Series G, H, J and K, dated as of May 5, 2014 (incorporated by reference to Exhibit 99.2 of the Form 6-K filed by the Company with the SEC on May 12, 2014);

(a)(6) BPO Proxy Form for Annual & Special Meeting of Shareholders for Holders of Common Shares and Class A, Series A and B Preference Shares, dated as of May 5, 2014 (incorporated by reference to Exhibit 99.3 of the Form 6-K filed by the Company with the SEC on May 12, 2014);

(a)(7) BPO Proxy Form for Annual & Special Meeting of Shareholders for Holders of Class AAA, Series G, H, J and K Preference Shares, dated as of May 5, 2014 (incorporated by reference to Exhibit 99.4 of the Form 6-K filed by the Company with the SEC on May 12, 2014);

(a)(8) BPO Letter of Transmittal for Holders of Common Shares, dated as of May 5, 2014 (incorporated by reference to Exhibit 99.5 of the Form 6-K filed by the Company with the SEC on May 12, 2014);

(a)(9) BPO Letter of Transmittal for Holders of Class AAA Preference Shares, Series G, H, J and K, dated as of May 5, 2014 (incorporated by reference to Exhibit 99.6 of the Form 6-K filed by the Company with the SEC on May 12, 2014);

(a)(10) BPO Letter of Transmittal for Holders of Class A Preference Shares, Series A and B, dated as of May 5, 2014 (incorporated by reference to Exhibit 99.7 of the Form 6-K filed by the Company with the SEC on May 12, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2014

BROOKFIELD OFFICE PROPERTIES INC.

	By:	/s/ Michelle L. Campbell
		Name:	Michelle L. Campbell
		Title:	Assistant Secretary